UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

In furtherance of the Form 6-K submitted by Sol-Gel Technologies Ltd. (the “Company”) on June 21, 2023 with respect to its Annual General Meeting of Shareholders scheduled for July 26, 2023 (the “Meeting”), the Company announces a change in the location of the Meeting.  The new location for the Meeting will be at the offices of Latham & Watkins, 1271 Avenue of the Americas, Floor 33, New York, NY 10020.  Shareholders entitled to attend the meeting in person who wish to receive virtual access to the Meeting are welcome to contact the Company to coordinate such virtual access.

This Form 6-K/A is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No. 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: July 20, 2023	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer